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                             November 20, 2023

       Arthi Chakravarthy
       Chief Legal Officer
       Enovix Corp
       3501 W. Warren Avenue
       Fremont, California 94538

                                                        Re: Enovix Corp
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2023
                                                            File No. 333-275524

       Dear Arthi Chakravarthy:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-3

       Selling Stockholder, page 12

   1. Please disclose the nature of any position, office or other material relationship that the selling stockholder has
had within the past three years with you or any of your
                                                        predecessors or
affiliates. Additionally, disclose Item 507 information about any persons
                                                        (entities or natural
persons) who have control over the selling stockholder and who have had a material
relationship with you or any of your predecessors or affiliates within the past three years,
identifying each such person and describing the nature of any relationships. See Item
507 of Regulation S-K. For additional guidance, refer to Question
                                                        140.02 of our
Regulation S-K Compliance and Disclosure Interpretations.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Arthi Chakravarthy
Enovix Corp
November 20, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Evan Ewing at 202-551-5920 or Jay Ingram at 202-551-3397 with any questions.



FirstName LastNameArthi Chakravarthy                       Sincerely,
Comapany NameEnovix Corp
                                                           Division of
Corporation Finance
November 20, 2023 Page 2                                   Office of
Manufacturing
FirstName LastName